U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                         Calvo Family Spendthrift Trust
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   (Last)                           (First)             (Middle)

                          1941 Southeast 51st Terrace
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                                    (Street)

   Ocala                           Florida               34471
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                              Colmena Corp. - CLME
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                                   59-6849665
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4.   Statement for Month/Year


                                     06/02
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                       05/14/02 (1)       J             2,756,251     D    Exchange   999,999        D        N/A
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock                    05/14/02 (1)       J                27,563     A    Exchange    27,563        D        N/A
------------------------------------------------------------------------------------------------------------------------------------

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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Bond               (2)       (2)                           12/31/01  12/31/02  Preferred  (2)   $20,000   (2)        D        N/A
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) On May 14, 2002, and subject to the effetiveness of a certificate of Amendment and a Certificate of Designation ( which became effective in June
     2002), our Company entered into an "Exchange Agreement" with the Calvo Family Spendthrift Trust ("CFST"), whereby the CFST agreed to exchange all of its shares of our Company's common stock which it holds in excess of one share less than 5% of our Company's outstanding common stock for shares of our Company's non-voting Preferred Stock. The exchange would be effected in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act and Section 517.061(6) of the Florida Securities and Investor Protection Act. Pursuant to the Exchange Agreement, the CFST exchanged 2,756,251 of the 3,756,250 shares of common stock it held for 27,563 shares of the non-voting Preferred Stock.


(2) On December 31, 2001, the Issuer issued a bond to the Yankee Companies, Inc. entitiling it to acquire up to 75%, of the Issuer's outstanding and reserved capital stock for an aggregate exercise price of $80,000, half of which was exercised. On May 31, 2002, Yankees sold its remaining rights under the bond to its stockholders, the Calvo Family Spendthrift Trust and the Tucker Family Spendthrift Trust for $20,000 each. The Issuer issued the bonds on June 17, 2002



     /s/ Cyndi N. Calvo /s/                                     07/10/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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